UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ANI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09065V203

(CUSIP Number)

Wayne C. Anderson

MVP Capital Partners

259 N. Radnor-Chester Road

Suite 130, Radnor, PA  19087

Tel:  (610) 254-2999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II GP, L.P. (“GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,819,744 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,819,744 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,744 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.7%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 9,480,206 shares of Company common stock, par value $0.0001 per share, outstanding as of October 31, 2013.

2

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II, L.P. (“MVP II”),

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 2,819,744 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 2,819,744 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,744 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.7%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 9,480,206 shares of Company common stock, par value $0.0001 per share, outstanding as of October 31, 2013.

3

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II, Co. (“MVP Corp.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,819,744 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,819,744 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,744 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.7%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 9,480,206 shares of Company common stock, par value $0.0001 per share, outstanding as of October 31, 2013.

4

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Robert E. Brown, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 2,819,744 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 2,819,744 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,744 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.7%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 9,480,206 shares of Company common stock, par value $0.0001 per share, outstanding as of October 31, 2013.

5

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Thomas A. Penn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 2,819,744 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 2,819,744 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,744 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 29.7%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Percentage is based on 9,480,206 shares of Company common stock, par value $0.0001 per share, outstanding as of October 31, 2013.

6

Introductory Note: This statement on Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Meridian Venture Partners II GP, L.P., a limited partnership organized under the laws of the State of Delaware (“GP”), Meridian Venture Partners II, L.P., a limited partnership organized under the laws of State of Delaware (“MVP II”), Meridian Venture Partners II, Co., a Delaware corporation (“MVP Corp.”) and Messrs. Robert E. Brown, Jr. and Thomas A. Penn (collectively with GP, MVP II, and MVP Corp., the “Reporting Persons”) in respect of shares of common stock, $0.0001 par value per share (“Common Stock”), of ANI Pharmaceuticals, Inc. (the “Company”).

Item 1.	Security and Issuer.

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Company and amends and further supplements the Schedule 13D filed by the Reporting Persons on July 1, 2013 (the "Initial Schedule 13D").  The Reporting Persons are filing this Schedule 13D to report the execution by certain of the Reporting Persons of an agreement relating to proposed purchases of Common Stock.  Except as expressly set forth herein, there have been no changes to the Initial Schedule 13D. The Company’s principal executive offices are located at 210 Main Street West, Baudette, Minnesota 56623.

Item 2.	Identity and Background.

Paragraph (a) of Item 5 of the initial Schedule 13 is here by amended and restated to read as follows:

(a)	MVP II is the record holder of 2,819,744 shares of Common Stock. GP is the general partner of MVP II. MVP Corp. is the general partner of GP. MVP Management Company, d/b/a MVP Capital Partners, a Pennsylvania corporation (“MVP Management”) is the management company for MVP II and also renders financial and business advisory services to several of the companies in which MVP II has invested. MVP Management is described herein solely as a result of its affiliate relationship with the Reporting Persons. Robert E. Brown, Jr., a director of the Company, is the President, sole stockholder and sole director of MVP Corp., the sole stockholder, sole director and President of MVP Management, as well as a limited partner of GP and one of two principals of MVP II that are licensed by the Small Business Administration (SBA). SBA-licensed principals are charged with approving all investment-related decisions on behalf of small business investment companies licensed by the SBA, such as MVP II. Thomas A. Penn, a director of the Company, is a Vice President of MVP Corp., employee of MVP Management, a limited partner of GP and one of the two SBA-licensed principals of MVP II. As such, GP, MVP Corp., Mr. Brown and Mr. Penn may be deemed to share voting and dispositive power with respect to the shares that are held of record by MVP II. GP, MVP Corp., Mr. Brown and Mr. Penn disclaim beneficial ownership in such shares of capital stock except to the extent of their respective pecuniary interests therein. A copy of the Reporting Persons’ agreement in writing to file this Schedule 13D of behalf of each of them is attached hereto as Exhibit 1.

7

Item 3.	Source and Amount of Funds or Other Consideration.

The assets of Meridian Venture Partners II, L.P. will fund the purchase of shares of the Company's Common Stock pursuant to the Plan (such term as defined in Item 4 below).  No purchase of shares of the Company's Common Stock under the Plan will be provided through borrowings of any nature.

Item 4.	Purpose of Transaction.

As disclosed in the Initial Schedule 13D, the Reporting Persons may take future action (either alone or with one or more third parties) with respect to their investment in the Company's Common Stock as deemed appropriate in light of circumstances existing at such time, including the purchase of additional shares of Common Stock either in brokerage transactions in the open market or in privately negotiated transactions. On November 12, 2013, certain of the Reporting Persons executed an agreement in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, providing for the purchase by Meridian Venture Partners II, L.P. of up to 50,000 shares of Common Stock of the Company subject to predetermined criteria (the “Plan”).

8

SIGNATURES

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 14, 2013	Meridian Venture Partners II GP, L.P.

	BY:	Meridian Venture Partners II, Co.
	ITS:	GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

November 14, 2013	Meridian Venture Partners II, L.P.

	BY:	Meridian Venture Partners II GP, L.P.
	ITS:	GENERAL PARTNER

BY: Meridian Venture Partners II, Co.
ITS: GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

November 14, 2013	Meridian Venture Partners II, Co.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

November 14, 2013	ROBERT E. BROWN, JR.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr.

November 14, 2013	THOMAS A. PENN

	By:	/s/ Thomas A. Penn
Thomas A. Penn

9